UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Magic Empire Global Limited (the “Company” or “MEGL”) held its 2025 annual general meeting (the “Meeting”) of shareholders at 3:00 pm., Hong Kong time on November 14, 2025, at the Company’s office at 3/F, 8 Wyndham Street, Central, Hong Kong. Each Class A Ordinary Share of the Company is entitled to one (1) vote and each Class B Ordinary Share of the Company is entitled to twenty (20) votes. Holders of a total 1,809,543 Class A ordinary shares and holders of a total 1,000,000 Class B ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of a majority of the ordinary shares outstanding and entitled to vote at the Meeting as of the record date of October 24, 2025 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal 1

The re-appointment of five directors, Mr. Wai Ho Chan, Mr. Sze Hon Johnson Chen, Mr. Chi Wai Siu, Ms. Ka Lee Lam and Ms. Jessica Hung, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified.

Director’s Name	For(1)	Against(1)	Abstain(1)
Mr. Wai Ho Chan	21,705,083 (99.52)%	103,878 (0.48)%	582 (0)%
Mr. Sze Hon Johnson Chen	21,705,187 (99.52)%	103,774 (0.48)%	582 (0)%
Mr. Chi Wai Siu	21,702,581 (99.51)%	103,880 (0.48)%	3,082 (0.01)%
Ms. Ka Lee Lam	21,709,426 (99.54)%	99,523 (0.46)%	594 (0)%
Ms. Jessica Hung	21,710,019 (99.54)%	98,930 (0.45)%	594 (0)%

Proposal 2

The appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 was ratified.

For(1)	Against(1)	Abstain(1)
21,796,730 (99.94)%	12,137 (0.06)%	676 (0)%

(1) Total number of votes and percentage. Percentage calculated based on a total of 21,809,543 votes made for the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: November 18, 2025	By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer